Exhibit 99.1

GasLog Ltd. closes Sale & Purchase Agreement with Gastrade

Monaco – February 9, 2017 – GasLog Ltd. (“GasLog”, NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today announces that it has closed the sale and purchase agreement (“SPA”) to acquire a twenty percent (20%) shareholding in Gastrade S.A. (“Gastrade”). Gastrade is licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing a floating storage and regasification unit (“FSRU”) along with other fixed infrastructure.

Following an initial announcement on December 22, 2016, where GasLog announced it had entered into the SPA, all conditions required to close the SPA acquisition have now been satisfied and GasLog has become a 20% shareholder in Gastrade.

Gastrade is a private limited company, incorporated in Greece and formed by Asimina-Eleni Copelouzou. Gastrade has been involved in the development of this FSRU project over a number of years. GasLog, as well as being a shareholder, will provide operations and maintenance (“O&M”) services for the FSRU through an O&M agreement.

Gastrade is currently in discussions with a number of additional potential investors, including DEPA, the Greek state owned gas company, Bulgarian Energy Holding (BEH), the holding company of the Bulgarian Ministry of Energy and major gas suppliers. Other large scale international companies have expressed an intention to participate in the ownership and development of the terminal. A number of companies have also expressed interest in supplying LNG to the project.

This FSRU project would provide a new route and a vital source of gas diversification to a number of countries that are currently highly dependent on pipeline gas in South East and Central Europe. As well as enhancing security of supply in the region, it will promote competition and pricing flexibility. The project has the backing of the Greek and the Bulgarian Governments as well as the support of the EU. It has been assigned the status of an EU Project of Common Interest (“PCI”), that is further designated as a priority EU energy infrastructure project. The front-end engineering and design (“FEED”) study is expected to be part-funded by an EU grant, and is scheduled to commence in the coming weeks.

Gastrade targets to take final investment decision (“FID”) by the end of 2017 with the Project scheduled to be operational by end of 2019.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 27 LNG carriers (22 ships on the water and 5 on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui Co. Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet now includes nine LNG carriers in operation owned by GasLog’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Contacts:

Jamie Buckland – Head of Investor Relations

Phone: +44 203 388 3116

Email: ir@gaslogltd.com

Forward Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to the following:

•	general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
•	continued low prices for crude oil and petroleum products;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters;
•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;
•	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs;
•	fluctuations in currencies and interest rates;
•	our ability to maintain long-term relationships with major energy companies;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
•	other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 14, 2016 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.